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                            SCHEDULE 13D

Initial Filing
North American Scientific, Inc.
Common Stock
Cusip #: 657 15D 10 0
Filing Fee:  None

Cusip #   657 15D 10 0
Item 1:   Reporting Person - Mentor Corporation - Tax ID: 41-0950791
Item 4:   WC
Item 6:   State of Minnesota
Item 7:   250,000
Item 8:   None
Item 9:   250,000
Item 10:  None
Item 11:  250,000
Item 13:  7.5%
Item 14:  CO


Item 1.   Security and Issuer

     This statement relates to shares of the Common Stock of North American Scientific, Inc., a Delaware corporation (the "Company"), having a CUSIP number of 657 15D 10 0. The principal executive offices of the Company are located at 7435 Greenbush Avenue, North Hollywood, CA 91605.

Item 2.   Identity and Background

     This statement is being filed by Mentor Corporation, a Minnesota corporation ("Mentor"). Mentor is a manufacturer and marketer of medical products. The principal offices of Mentor are located at 5425 Hollister Avenue, Santa Barbara, CA 93111.

     The name, residence or business address, principal occupation or employment and citizenship of the executive officers and directors of Mentor are set forth in Schedule A hereto.

     Within the last five years, none of the persons named in this
Item 2 or listed on Schedule A has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     On June 17, 1997, Mentor purchased 250,000 shares of Common Stock for cash consideration of $1,000,000.00 ($4.00 per Share). These Shares were issued pursuant to a Stock Purchase Agreement, signed in conjunction with an Exclusive Marketing and Distribution Agreement. The Common Stock is "Restricted Securities" for purposes of federal and state securities laws. Mentor used its own working capital funds in making such purchase and no part of the purchase price is represented by borrowed funds.

     The Stock Purchase Agreement also calls for an additional investment by Mentor through the purchase of 333,334 shares of Series A Convertible Preferred Stock for cash consideration of $2,000,000.00 ($6.00 per share) upon the completion of certain milestones by the Company. The Series A Convertible Preferred Stock is convertible into shares of Common Stock on a one to one basis. The Preferred Stock carries a dividend of eight (8) percent per annum, and can be repurchased by the Company at any time prior to conversion for $6.00 per share plus accrued dividends. Mentor expects to pay for the Preferred Stock from its own working capital.

Item 4.   Purpose of Transaction

     The purpose of Mentor in purchasing Shares is to initiate an equity interest in the Company and to support the Exclusive Marketing and Distribution Agreement, under which Mentor will distribute certain of the Company's products. Mentor intends to maintain the equity position in the Company during the term of the Distribution Agreement, so long as there is a mutually beneficial relationship between the two companies.

     Mentor does not have any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material changes in the Company's business or corporate structure, except as it relates to the Series A Convertible Preferred Stock, (iv) any change in the Company's charter or by-laws, or (v) the Company's Common Stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.   Interest in Securities of Issuer

     (a) Mentor beneficially owns 250,000 Shares, or approximately 7.5% of the outstanding shares of the Company. Upon issuance, if consummated, of the Series A Convertible Preferred Stock, Mentor would beneficially own 583,334 Shares, or approximately 16.0%.

     (b) Mentor has the sole power to vote, direct the vote, and dispose of the Shares.

     (c) Except as stated in Item 3 above, neither Mentor nor, to the best knowledge of Mentor, any of the persons named in Schedule A hereto, effected any transactions in shares during the past sixty
(60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Neither Mentor nor any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits

     Not Applicable.


     This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

                              Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              Mentor Corporation


Date:     June 30, 1997       By:  /s/ GARY E. MISTLIN
                                   Gary E. Mistlin
                                   Vice President of Finance/
                                   Treasurer
                             SCHEDULE A

     The name and present principal occupation or employment of each executive officer and director of Mentor are set forth below. Unless otherwise noted, the business address of each person is 5425 Hollister Ave., Santa Barbara, CA 93111. The address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

                               BOARD OF DIRECTORS

         NAME                  EMPLOYED BY             PRINCIPAL OCCUPATION
Eugene G. Glover       Self-employed                Private investor
Walter W. Faster       General Mills, Inc.          VP, Corporate Growth and
                       PO Box 1113                  Development
                       9200 Wayzata Blvd
                       Minneapolis, MN 55440
Michael Nakonechny     NAK Associates Corp          President
                       1667 N. Forge Mountain Dr
                       Valley View, PA  19481
Byron G. Shaffer       Self-employed                Private investor
                       5200 Wilson Road
                       Suite 203
                       Edina, MN  55424
Dr. Richard W. Young   Self-employed                Private investor
                       5200 Wilson Road
                       Suite 203
                       Edina, MN  55424

                                    OFFICERS

Christopher J. Conway  Director                     Chairman and CEO
                       Chairman and CEO
Anthony R. Gette       Director                     President and COO
                       President and COO
Gary E. Mistlin        VP, Finance/Treasurer and    VP, Finance/Treasurer
                       CFO                          and CFO
Dennis E. Condon       President, Mentor H/S        President, Mentor H/S
William M. Freeman     President, Mentor            President, Mentor
                       Ophthalmics                  Ophthalmics
Karen H. Edwards       VP, Regulatory Affairs and   VP, Regulatory Affairs
                       Quality Assurance            and Quality Assurance
Bobby Purkait          VP, Research & Development   VP, Research &
                                                    Development